Exhibit 99.1

PRESS RELEASE

WiLAN’s Offer to Acquire MOSAID Receives U.S. and Canadian Regulatory Clearances

Date Scheduled for Ontario Securities Commission Hearing

OTTAWA, Canada – October 4, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) in respect of WiLAN’s Offer to acquire MOSAID Technologies Incorporated (“MOSAID”) has expired.  The Company has also received a “no-action” letter from the Commissioner of Competition that confirms that the Commissioner does not intend to challenge the Offer under the merger provisions of the Canadian Competition Act.

These two events respectively satisfy the required approvals for HSR Act Clearance and Competition Act Clearance as set out in the Offer.

WiLAN also announced today that the Ontario Securities Commission hearing is scheduled for October 12, 2011, at which WiLAN will seek to have MOSAID’s Shareholder Rights Plan cease traded.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

Forward-looking Information
This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws, including statements relating to WiLAN, WiLAN’s formal offer to acquire all of the outstanding common shares of MOSAID (together with associated rights issued and outstanding under MOSAID’s shareholder rights plan) (the “Offer”) and any anticipated benefits to WiLAN resulting from the proposed acquisition of MOSAID. The phrase "will seek” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances.

Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation: (1) the risks described in WiLAN’s August 3, 2011 management’s discussion and analysis of financial condition and results of operations relating to its 3 and 6 months ended June 30, 2011 (the “MD&A”) starting at page 29 of the MD&A; (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF; and (3) the risks described below relating to the acquisition of MOSAID pursuant to the Offer as more fully discussed in WiLAN’s September 2, 2011 final short-form prospectus  relating to its offering of 6.00% extendible convertible unsecured subordinated debentures (the “Final Prospectus”) starting at page 30 of the Final Prospectus:

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PRESS RELEASE

(a)	WiLAN has not verified the reliability of any public information regarding MOSAID including any information included in the Final Prospectus;

(b)
the Offer is conditional upon, among other things, the receipt of consents and approvals from governments that could delay completion of the Offer or impose conditions that could result in an adverse effect on WiLAN’s business or financial condition;

(c)	change of control or similar provisions in MOSAID’s agreements triggered upon any acquisition of MOSAID may lead to adverse consequences;

(d)	any integration of WiLAN and MOSAID may not occur as anticipated;

(e)	WiLAN may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects;

(f)
the proposed combination of WiLAN and MOSAID may not be successfully completed without the possibility of holders of MOSAID common shares exercising dissent and appraisal rights in connection with certain statutory transactions;

(g)	WiLAN may not realize the benefits of the combined company’s new patent licensing programs;

(h)	WiLAN may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of patents following the proposed acquisition of MOSAID;

(i)	WiLAN may assume significant unknown liabilities arising out of or related to MOSAID’s business, operations or assets.

Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov and copies of the Final Prospectus may be obtained at www.sedar.com. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Kathryn Hughes
Director, Marketing & Communications
O: 613.688.4897
C: 613.898.6781
E: khughes@wilan.com

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Kingsdale Shareholder Services Inc.
O: 1.866.581.1477

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